

July 31, 2012

<u>Via E-mail</u>
Mr. David P. Carlson
Chief Financial Officer
LaCrosse Footwear, Inc.
17634 NE Airport Way
Portland, OR 97230

       Re: **LaCrosse Footwear, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 2, 2012
               Definitive Proxy Statement on Schedule 14A
               Filed March 23, 2012
               File No. 0-23800

Dear Mr. Carlson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ John Cash

               John Cash
               Accounting Branch Chief